RDE, INC.

5880 Live Oak Pkwy

Suite 100

Norcross, GA 30093

November 4, 2020

Via Edgar Correspondence

Daniel Morris, Esq.

Staff Attorney

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: RDE, Inc.

Amendment No. 2 to

Offering Statement on Form 1-A

Filed October 22, 2020

File No. 024-11310

Dear Mr. Morris:

We have received your correspondence dated November 3, 2020. We have addressed your comments by reproducing them below and providing our response immediately thereafter.

Amendment No. 2 to Offering Circular on Form 1-A

1. We note the sentence on your cover page beginning “In the event the Company raises enough capital...” Capital and round lot holder requirements are among numerous requirements to list on Nasdaq. As such, your disclosure should not give the impression that listing on Nasdaq or another exchange would be imminent upon qualification of this offering statement. Please remove this sentence.

Response: We have amended the cover page to remove this sentence.

2. Please have your independent public accounting firms update their consents for the financial statements of Ubid Holdings, Inc. and Restaurant.com for the years ended December 31, 2019 and 2018.

Response: The consents of our independent public accounting firms have been updated.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@culhanemeadows.com, (301) 910-2030. If you cannot reach him, please contact the undersigned at kthakker@restaurant.com.

Sincerely,

/s/ Ketan Thakker
Ketan Thakker

cc: Ernest M. Stern, Esq. (w/encls.)

Encls.